Exhibit 99.1
STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2024
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$63,956	$82,585
Short-term bank deposits	80,000	80,000
Accounts receivable, net of allowance for credit losses of $2,599 and $1,449 as of September 30, 2024 and December 31, 2023, respectively	153,653	172,009
Inventories	195,188	192,976
Prepaid expenses	8,522	7,929
Other current assets	18,025	24,596

Total current assets	519,344	560,095
Non-current assets
Property, plant and equipment, net	183,969	197,552
Goodwill	100,086	100,051
Other intangible assets, net	111,883	127,781
Operating lease right-of-use assets	32,591	18,895
Long-term investments	120,070	115,083
Other non-current assets	14,734	14,448

Total non-current assets	563,333	573,810

Total assets	$1,082,677	$1,133,905

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$48,157	$46,785
Accrued expenses and other current liabilities	35,328	36,656
Accrued compensation and related benefits	29,428	33,877
Deferred revenues - short-term	49,788	52,610
Operating lease liabilities - short-term	6,714	6,498

Total current liabilities	169,415	176,426
Non-current liabilities
Deferred revenues - long-term	19,109	23,655
Deferred income taxes - long-term	574	723
Operating lease liabilities - long-term	25,420	12,162
Contingent consideration - long-term	12,410	11,900
Other non-current liabilities	23,971	24,200

Total non-current liabilities	81,484	72,640

Total liabilities	$250,899	$249,066

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 71,385 shares and 69,656 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	$200	$195
Additional paid-in capital	3,117,626	3,091,649
Accumulated other comprehensive loss	(7,782)	(7,079)
Accumulated deficit	(2,278,266)	(2,199,926)
Total equity	831,778	884,839

Total liabilities and equity	$1,082,677	$1,133,905
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Revenues
Products	$94,092	$113,270	$286,882	$323,353
Services	45,916	48,863	135,217	147,908
	140,008	162,133	422,099	471,261
Cost of revenues
Products	47,707	59,546	144,220	168,235
Services	29,571	36,938	90,752	105,760
	77,278	96,484	234,972	273,995

Gross profit	62,730	65,649	187,127	197,266

Operating expenses
Research and development, net	24,700	23,567	74,357	69,347
Selling, general and administrative	63,495	84,880	188,731	221,173
	88,195	108,447	263,088	290,520

Operating loss	(25,465)	(42,798)	(75,961)	(93,254)

Financial income, net	1,009	687	1,500	2,147

Loss before income taxes	(24,456)	(42,111)	(74,461)	(91,107)

Income tax expenses	842	645	2,320	5,145

Share in losses of associated companies	1,316	4,523	1,559	11,866

Net loss	$(26,614)	$(47,279)	$(78,340)	$(108,118)

Net loss per share - basic and diluted	$(0.37)	$(0.68)	$(1.11)	$(1.58)

Weighted average ordinary shares outstanding - basic and diluted	71,271	69,093	70,670	68,432

Comprehensive loss
Net loss	(26,614)	(47,279)	(78,340)	(108,118)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	3,128	(1,353)	918	482
Unrealized gains (losses) on derivatives designated as cash flow hedges	(1,777)	1,066	(1,621)	(622)
Other comprehensive income (loss), net of tax	1,351	(287)	(703)	(140)

Comprehensive loss	$(25,263)	$(47,566)	$(79,043)	$(108,258)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three and Nine Months Ended September 30, 2024

	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balance as of December 31, 2023	69,656	$195	$3,091,649	$(2,199,926)	$(7,079)	$884,839
Issuance of shares in connection with stock-based compensation plans	784	2	147	—	—	149
Stock-based compensation	—	—	8,649	—	—	8,649
Comprehensive loss	—	—	—	(25,983)	(1,504)	(27,487)
Balance as of March 31, 2024	70,440	$197	$3,100,445	$(2,225,909)	$(8,583)	$866,150
Issuance of shares in connection with stock-based compensation plans	249	1	3	—	—	4
Stock-based compensation	—	—	7,346	—	—	7,346
Comprehensive loss	—	—	—	(25,743)	(550)	(26,293)
Issuance of Common stock under employee stock purchase plan	443	1	3,263	—	—	3,264
Balance as of June 30, 2024	71,132	$199	$3,111,057	$(2,251,652)	$(9,133)	$850,471
Issuance of shares in connection with stock-based compensation plans	253	1	—	—	—	1
Stock-based compensation	—	—	6,569	—	—	6,569
Comprehensive income (loss)	—	—	—	(26,614)	1,351	(25,263)
Balance as of September 30, 2024	71,385	$200	$3,117,626	$(2,278,266)	$(7,782)	$831,778
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Consolidated Statements of Changes in Equity
(in thousands )
Three and Nine Months Ended September 30, 2023

	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balance as of December 31, 2022	67,086	$187	$3,048,915	$(2,076,852)	$(12,818)	$959,432
Issuance of shares in connection with stock-based compensation plans	1,017	3	1	—	—	4
Stock-based compensation	—	—	8,241	—	—	8,241
Comprehensive loss	—	—	—	(22,224)	(990)	(23,214)
Balance as of March 31, 2023	68,103	$190	$3,057,157	$(2,099,076)	$(13,808)	$944,463
Issuance of shares in connection with stock-based compensation plans	268	1	4	—	—	5
Stock-based compensation	—	—	8,022	—	—	8,022
Comprehensive income (loss)	—	—	—	(38,615)	1,137	(37,478)
Issuance of Common stock under employee stock purchase plan	253	1	3,013	$—	$—	3,014
Issuance of shares as part of the Covestro acquisition	318	1	5,200	$—	$—	5,201
Balance as of June 30, 2023	68,942	$193	$3,073,396	$(2,137,691)	$(12,671)	$923,227
Issuance of shares in connection with stock-based compensation plans	223	1	—	—	—	1
Stock-based compensation	—	—	7,481	—	—	7,481
Comprehensive loss	—	—	—	(47,279)	(287)	(47,566)
Balance as of September 30, 2023	69,165	$194	$3,080,877	$(2,184,970)	$(12,958)	$883,143
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
in thousands	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities
Net loss	$(78,340)	$(108,118)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of other long-lived assets	—	4,471
Depreciation and amortization	35,068	37,198
Stock-based compensation	22,564	23,744
Foreign currency transaction (gain) loss	(1,413)	4,087
Share in losses of associated companies	1,559	11,866
Revaluation of investments	3,424	5,681
Revaluation of contingent consideration	1,553	—
Deferred income taxes, net and uncertain tax positions	238	2,891
Other non-cash items, net	2,751	2,494

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	18,480	(19,676)
Inventories	171	(752)
Other current assets and prepaid expenses	6,173	(3,512)
Other non-current assets	5,257	4,198
Accounts payable	550	(13,031)
Other current liabilities	(2,926)	(2,967)
Deferred revenues	(7,819)	5,123
Other non-current liabilities	(6,853)	(7,609)
Net cash provided by (used in) operating activities	437	(53,912)

Cash flows from investing activities
Cash paid for business combinations, net of cash acquired	—	(68,360)
Purchase of property and equipment	(6,668)	(8,816)
Investments in short-term bank deposits	(90,000)	(31,448)
Proceeds from short-term bank deposits	90,000	128,815
Purchase of intangible assets	(1,486)	(1,487)
Other investing activities	(176)	(1,585)
Investments in unconsolidated entities	(8,845)	(6,274)
Net cash provided by (used in) investing activities	(17,175)	10,845

Cash flows from financing activities
Proceeds from exercise of stock options	153	10
Payment of contingent consideration	(1,302)	(906)
Other financing activities	33	(188)
Net cash used in financing activities	(1,116)	(1,084)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(178)	(1,703)

Net change in cash, cash equivalents and restricted cash	(18,032)	(45,854)
Cash, cash equivalents and restricted cash, beginning of period	82,864	150,686
Cash, cash equivalents and restricted cash, end of period	$64,832	$104,832

Supplemental disclosures of cash flow information:
Transfer of inventories to fixed assets	1,850	7,316
Transfer of fixed assets to inventories	4,829	118
Issuance of Common stock under employee stock purchase plan	3,264	3,014
Issuance of shares as part of Covestro acquisition (Refer to Note 3)	—	5,201
Contingent consideration	—	2,794
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	63,956	104,563
Restricted cash included in other current assets	876	269
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$64,832	$104,832
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 1. Business Description and Basis of Presentation
 Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market. The Company’s approximately 2,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.
The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company’s current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company’s expectations, which could materially affect its results of operations and financial position.
In particular, a number of estimates have been and will continue to be affected by global events and other longer-term macroeconomic conditions, most prominently, the extent and speed at which inflation subsides, whether and when interest rates are reduced by central banks, whether and when tight credit conditions are loosened, whether capital markets continue to rise and whether global supply chains remain open. As a result, the accounting estimates and assumptions may change over time. Such changes could have an additional impact on the Company’s long-lived asset, goodwill and intangible asset valuations; and the allowance for expected credit losses. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these financial statements, the war in Israel is ongoing and continues to evolve. One of the Company’s global headquarters and one of its manufacturing facilities are located in Israel. As of the publication date of these financial statements, the Company's activities in Israel remain largely unaffected by the war. During the nine months ended September 30, 2024, the impact of the war on the Company’s results of operations and financial condition was limited, but such impact may change, and could be significant, as a result of the further continuation, escalation or expansion of the war. The Company continues to maintain business continuity plans backed by its inventory levels located outside of Israel.
The results of operations for the three and nine months ended September 30, 2024 are not necessarily indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2024 as part of the Company’s Annual Report on Form 20-F for such year.
Note 2. New Accounting Pronouncements
    Recently issued accounting pronouncements, not yet adopted
In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements related disclosures.
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 3. Certain Transactions
  Covestro acquisition
On April 3, 2023 (the “Covestro transaction date”), the Company completed the acquisition of the additive manufacturing materials business of Covestro AG. Covestro’s additive manufacturing business is expected to give the Company the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of its newest technologies. Also, the Company acquired an IP portfolio comprised of hundreds of patents and pending patents, including all of the SOMOS™ portfolio.
The Covestro transaction is reflected in accordance with ASC Topic 805, “Business Combinations”. The assets acquisition transaction meets the definition of a business and was accounted for as a “Business Combinations” transaction, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Covestro AG for the Covestro transaction:

U.S. $ in thousands
Cash payments	$53,815
Issuance of ordinary shares to Covestro stockholders	5,202
Contingent consideration at estimated fair value	659
Other liability	868
Total consideration	$60,544
The fair value of the ordinary shares issued was determined based on the closing market price of the Company's ordinary shares on the Covestro transaction date.
In accordance with ASC Topic 805, the estimated contingent consideration as of the Covestro transaction date was included in the purchase price. The total contingent payments could amount to a maximum aggregate amount of up to €37 million. The payment will be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses. Refer to Note 9.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Covestro transaction date. The estimated fair values are based on the information that was available as of April 3, 2023. The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
U.S. $ in thousands
Inventory	$10,342
Fixed assets	7,064
Intangible assets	21,929
Other liabilities	(605)
Total identifiable net assets	38,730
Goodwill	21,814
Total consideration	$60,544
The allocation of the PPA to net assets acquired and liabilities assumed resulted in the recognition of intangible assets related to developed technology, customer relationship, and trade name. These intangible assets have a useful life of 7 to 10 years. The fair value estimate of the customer relationship was determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows the asset would generate over its remaining useful life. The net cash flows were discounted to present value. The fair value estimate of the developed technology and trade name, were estimated using the "Relief from royalty" method. This valuation technique estimates the fair value of the asset based on the hypothetical royalty payment that a licensee would be required to pay in exchange for use of the asset. Goodwill was recorded as the residual amount by which the purchase price exceeded the provisional fair value of the net assets acquired and is expected to be fully deductible for tax purposes. Goodwill consists primarily of expected synergies of combining operations, the acquired workforce, and growth opportunities, none of which qualify as separately identifiable intangible assets.
Pro forma information giving effect to the acquisition has not been provided, as the results would not be material.
During 2023, the Company completed several transactions, including acquisitions of an entity and additional assets, for a total consideration of $22 million.
MakerBot and Ultimaker transaction ("Ultimaker")
On August 31, 2022, Stratasys completed the merger of MakerBot (previously, a wholly-owned subsidiary) with Ultimaker, which together formed a new entity under the name Ultimaker.
The Company accounts for its investment in the combined company Ultimaker according to the equity method in accordance with ASC Topic 323, as it has retained the ability to exercise significant influence but does not control the new entity. The Company recognized an equity method investment in a total amount of $105.6 million comprised of the assumed fair value of the MakerBot shares and additional amount invested in cash by the Company, representing a share of 46.5% in the new entity.
During 2023, Ultimaker encountered difficulties in its business partially as a result of tighter competition and global market conditions. As a result, senior management at Ultimaker was replaced and the new management implemented a restructuring plan and additional steps to reduce cost and improve profitability. The Company considered such events as indicators of potential impairment and accordingly performed an impairment analysis for the investment in Ultimaker. Based on such valuation, the fair value of the investment was estimated below its carrying amount and such reduction in fair value was determined to be other than temporary. Accordingly the Company recorded an impairment charge in an amount of $13.9 million, which was recorded in share in losses of associated companies in the consolidated statements of operations and comprehensive loss. Management’s cash flow projections for the fair value of the investment in Ultimaker include significant judgments and assumptions relating to the cash flow projections, future growth and future profitability. Actual results could differ from those estimates, and such differences could be material and may result in other than temporary reduction in fair value, which could lead to additional impairments in the carrying value of the Ultimaker investment.
On March 22, 2024, Ultimaker's shareholders agreed to provide it with additional funding of $8.0 million in cash, out of which $4.5 million was funded by the Company.
As of September 30, 2024 and December 31, 2023 the Company's equity investment in Ultimaker amounted to $70.9 million and $67.8 million, respectively, which represents the Company's investment in Ultimaker, net of the Company's share in Ultimaker's net losses. Share in losses of Ultimaker for the nine-month periods ended September 30, 2024 and 2023 were approximately in amounts of $1.4 million and $11.8 million, respectively.
Other long-term investments
In addition to the investment in Ultimaker, other investments included under Long-term investments represent investments in non-marketable equity securities and convertible notes of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. During the nine months ended September 30, 2024 and during 2023, the Company invested a total of $5.4 million and $11.5 million, respectively, in non-marketable equity securities and convertible notes of several companies.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 4. Revenues
Disaggregation of Revenues
The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue type for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(U.S. $ in thousands)		(U.S. $ in thousands)
Americas
Systems	$17,844	$30,545	$49,891	$80,706
Consumables	34,378	33,471	106,102	99,800
Service	34,869	37,809	101,394	113,594
Total Americas	87,091	101,825	257,387	294,100

EMEA
Systems	10,467	14,967	29,990	38,423
Consumables	19,204	18,654	60,319	55,475
Service	7,393	6,980	22,281	21,467
Total EMEA	37,064	40,601	112,590	115,365

Asia Pacific
Systems	3,411	5,978	13,705	21,126
Consumables	8,788	9,655	26,875	27,823
Service	3,654	4,074	11,542	12,847
Total Asia Pacific	15,853	19,707	52,122	61,796

Total Revenues	$140,008	$162,133	$422,099	$471,261
The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three and nine months ended September 30, 2024 and 2023:

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(U.S. $ in thousands)		(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$94,092	$113,270	$286,882	$323,353
Services	12,991	13,303	39,610	41,150
Total revenues recognized in point in time	107,083	126,573	326,492	364,503

Revenues recognized over time from:
Services	32,925	35,560	95,607	106,758
Total revenues recognized over time	32,925	35,560	95,607	106,758

Total Revenues	$140,008	$162,133	$422,099	$471,261
Contract Assets and Contract Liabilities
Contract assets are recorded when the Company's right to consideration is conditioned on constraints other than the passage of time. The Company had no material contract assets as of September 30, 2024 and December 31, 2023.
Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenue. The Company's deferred revenue as of September 30, 2024 and December 31, 2023 was as follows:

	September 30,	December 31,
	2024	2023
	U.S. $ in thousands
Deferred revenue *	$68,897	$76,265
*Includes $19.1 million and $23.7 million under long-term deferred revenue in the Company's consolidated balance sheets as of September 30, 2024 and December 31, 2023, respectively.
Revenue recognized in 2024 that was included in deferred revenue balance as of December 31, 2023 was $8.4 million and $41.5 million  for the three and nine months ended September 30, 2024, respectively.
Remaining Performance Obligations
Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of September 30, 2024, the total RPO amounted to $94.9 million. The Company expects to recognize $62.8 million of this RPO during the next 12 months, $16.5 million over the subsequent 12 months and the remaining $15.6 million thereafter.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Incremental Costs of Obtaining a Contract
Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of September 30, 2024 and December 31, 2023, the deferred commissions amounted to $10.2 million and $10.3 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 5. Inventories
Inventories consisted of the following:

	September 30, 2024	December 31, 2023
	U.S. $ in thousands
Finished goods	$99,574	$86,908
Work-in-process	9,713	9,871
Raw materials	85,901	96,197
	$195,188	$192,976
Note 6. Goodwill and Other Intangible Assets
 Goodwill
Changes in the carrying amount of the Company’s goodwill during the nine months ended September 30, 2024 were as follows:

U.S. $ in thousands
Goodwill as of January 1, 2024	$100,051
Foreign currency translation adjustments	35
Goodwill as of September 30, 2024	$100,086
During the fourth quarter of 2023, the Company performed its annual impairment test for goodwill impairment. The Company performed a quantitative assessment for goodwill impairment for its Stratasys-Core reporting unit and concluded that the fair value of Stratasys-Core reporting unit exceeded its carrying amount by approximately 34%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $100.1 million. When evaluating the fair value of Stratasys-Core reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 4 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long- term future growth determined based on the growth prospects of the reporting unit; and (c) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the Stratasys-Core reporting unit operations and the uncertainty inherent in the Company's internally developed forecasts.
In order to assess the reasonableness of its cash flow projections used for its goodwill impairment analysis, the Company compared the aggregate fair value of its reporting units to its market capitalization and calculated the implied control premium. The Company believes that its fair value assessment is reasonably supported by its calculated market capitalization.
Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future.
Based on the Company’s assessment as of December 31, 2023, no goodwill was determined to be impaired.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
During the second quarter of 2024, the Company performed an analysis of the impact of recent events, including business and industry specific considerations, on the fair value of Stratasys-Core reporting unit. As part of this analysis the Company considered the changes in market capitalization and the sensitivity of estimates and assumptions used in the last annual impairment test as well as potential impacts of macro-economic pressure. The Company also analyzed the aggregate fair value of its reporting units compared to its market capitalization as part of its goodwill impairment test, in order to assess the reasonableness of the results of its cash flow projections used for its goodwill impairment analysis. The Company noted its market capitalization was below management’s assessment of the aggregate fair value of its reporting units. However, as of June 30, 2024, the Company’s market capitalization plus a reasonable control premium exceeded its book value.

Based on the Company’s assessment as of June 30, 2024, no goodwill was determined to be impaired.

During the third quarter of 2024, the Company noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for Stratasys-Core reporting unit. These indicators included deterioration in the business climate and operating results, sustained decline in the Company’s market capitalization during the past quarters, changes in management’s business strategy and downward changes of the Company's cash flow projections.

As a result of the factors discussed above, the Company performed a quantitative interim assessment for goodwill impairment for its Stratasys-Core reporting unit, using a discounted cash flow model, which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long- term future growth determined based on the growth prospects of the reporting unit; and (c) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the Stratasys-Core reporting unit operations and the uncertainty inherent in the Company's internally developed forecasts.

Specifically, as part of this assessment, the Company revisited its assumptions supporting the cash flow projections for its Stratasys-Core reporting unit, including: (i) the expected duration and depth of revenue reduction and certain revenue growth assumptions and (ii) the associated operating profit margins.

In order to assess the reasonableness of its cash flow projections used for its goodwill impairment analysis, the Company compared the aggregate fair value of its reporting units to its market capitalization and calculated the implied control premium. The Company believes that its fair value assessment is reasonably supported by its calculated market capitalization.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the terminal growth rate of 0.5% or an increase of 0.5% to the discount rate would have reduced the fair value of Stratasys-Core reporting unit and result in impairment of goodwill allocated to this reporting unit by approximately $8 million and $21 million, respectively.

Based on the Company’s assessment as of September 30, 2024, no goodwill was determined to be impaired.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
While management believes the goodwill of the reporting unit is currently not impaired, there can be no assurances that goodwill will not be impaired in future periods. The Company will continue to monitor the fair value of its Stratasys-Core reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward changes of the Company's cash flows projections, warrant further interim impairment testing.
Other Intangible Assets
Other intangible assets consisted of the following:

	September 30, 2024			December 31, 2023
	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value
	U.S. $ in thousands
Developed technology	$403,515	$(314,179)	$89,336	$403,180	$(300,780)	$102,400
Patents	21,587	(11,455)	10,132	19,396	(10,246)	9,150
Trademarks and trade names	22,281	(17,492)	4,789	22,286	(15,936)	6,350
Customer relationships	103,015	(95,389)	7,626	102,520	(92,639)	9,881
Capitalized software development costs	3,236	(3,236)	—	4,367	(4,367)	—
	$553,634	$(441,751)	$111,883	$551,749	$(423,968)	$127,781
Amortization expenses relating to intangible assets for the three-month periods ended September 30, 2024 and 2023 were approximately $5.6 million and $7.0 million, respectively. Amortization expenses relating to intangible assets for the nine-month periods ended September 30, 2024 and 2023 were approximately $18.2 million and $20.5 million, respectively.
As of September 30, 2024, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated amortization expenses
(U.S. $ in thousands)
Remaining 3 months of 2024	$5,680
2025	21,525
2026	21,436
2027	20,502
2028	16,361
2029 and thereafter	26,379
Total	$111,883

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 7. Net Loss Per Share
The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	In thousands, except per share amounts		In thousands, except per share amounts
Numerator:
Net loss for basic and diluted net loss per share	$(26,614)	$(47,279)	$(78,340)	$(108,118)

Denominator:
Weighted average shares - for basic and diluted net loss per share	71,271	69,093	70,670	68,432

Net loss per share
Basic and diluted	$(0.37)	$(0.68)	$(1.11)	$(1.58)
 The computation of diluted net loss per share excluded share awards of 5.1 million shares and 2.4 million shares for the three months ended September 30, 2024 and 2023 respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.
The computation of diluted net loss per share excluded share awards of 4.0 million shares and 2.1 million shares for the nine months ended September 30, 2024 and 2023 respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.
Note 8. Income Taxes
The Company had income tax expenses of $0.8 million for the three-month period ended September 30, 2024, compared to income tax expenses of $0.6 million for the three-month period ended September 30, 2023. The Company had income tax expenses of $2.3 million for the nine-month period ended September 30, 2024, compared to income tax expenses of $5.1 million for the nine-month period ended September 30, 2023. The Company’s effective tax rate as of September 30, 2024, was primarily impacted by the geographic mix of its earnings and losses, movements in its valuation allowance and changes in its uncertain tax positions.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
 Note 9. Fair Value Measurements
The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	September 30, 2024			December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$—	$29	$—	$—	$164	$—
Foreign exchange forward contracts designated as hedging instruments	—	745	—	—	2,087	—
Convertible notes	—	—	8,786	—	—	7,018
Marketable securities	469			1,994	—	—
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	—	(220)	—	—	(51)	—
Foreign exchange forward contracts designated as hedging instruments	—	(646)	—	—	(657)	—
Contingent consideration*	—	—	(18,668)	—	—	(18,603)
	$469	$(92)	$(9,882)	$1,994	$1,543	$(11,585)
*Includes $6.2 million and $6.7 million under accrued expenses and other current liabilities in the Company's consolidated balance sheets as of September 30, 2024 and December 31, 2023, respectively.
The Company's foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).
Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).
Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.
Note 10. Derivative instruments and hedging activities
Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, British Pound, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through December 2025.
The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
	Balance sheet location	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
		U.S. $ in thousands
Assets derivatives - Foreign exchange contracts, not designated as hedging instruments	Other current assets	$29	$164	$4,917	$82,873
Assets derivatives - Foreign exchange contracts, designated as cash flow hedge	Other current assets	745	2,087	56,896	51,830
Liability derivatives - Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(220)	(51)	88,757	21,168
Liability derivatives - Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(646)	(657)	65,399	74,054
		$(92)	$1,543	$215,969	$229,925
Foreign exchange contracts not designated as hedging instruments
As of September 30, 2024, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $93.7 million, and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the "NIS"), British Pound, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, a loss of $3.0 million and a gain of $1.3 million were recognized under financial expenses, net for the three-month periods ended September 30, 2024 and 2023, respectively and a loss of $1.2 million and a gain of $2.6 million million were recognized under financial expenses, net for the nine-month periods ended September 30, 2024 and 2023, respectively. Such gains partially offset the revaluation losses of the balance sheet items which are also recognized under financial income (expenses), net.
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Payroll and other operating expenses
As of September 30, 2024, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $53.9 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.
Cash Flow Hedging - Hedges of Forecasted Foreign Currency Revenue

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
The Company transacts business in U.S. Dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business, and accordingly, they are not speculative in nature.
As of September 30, 2024, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of €61.2 million into dollars.
Note 11. Equity
a. Share Repurchase Program and Treasury Stock
On September 16, 2024, the Company’s Board of Directors authorized a share repurchase program that provides for the repurchase at the amount of up to $50 million of the Company’s ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), from time to time. Under the share repurchase program, the Company may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization. The repurchase program does not obligate the Company to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. In accordance with Section 7C of the Israeli Companies Regulations, the share repurchase program became effective 30 days after notice of Company's board of directors’ adoption of the repurchase program was provided to the Company’s material creditors and secured creditors.
b. Stock-based compensation plans
Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”) and performance-based restricted share units (”PSUs”) were allocated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	U.S $ in thousands		U.S $ in thousands
Cost of revenues	$912	$891	$2,875	$2,822
Research and development, net	1,765	1,605	6,016	5,561
Selling, general and administrative	3,892	4,985	13,673	15,361
Total stock-based compensation expenses	$6,569	$7,481	$22,564	$23,744

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
A summary of the Company’s stock option activity for the nine months ended September 30, 2024 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2024	1,360,652	20.67
Granted	—	—
Exercised	(12,413)	12.30
Forfeited	(176,524)	23.65
Options outstanding as of September 30, 2024	1,171,715	20.31
Options exercisable as of September 30, 2024	940,704	21.29
As of September 30, 2024, the unrecognized compensation cost of $0.1 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 1.36 years.
A summary of the Company’s RSUs and PSUs activity for the nine months ended September 30, 2024 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2024	3,842,232	17.95
Granted	2,262,431	10.85
Vested	(1,273,414)	18.75
Forfeited	(555,579)	15.99
Unvested as of September 30, 2024	4,275,670	18.83
The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.
As of September 30, 2024, the unrecognized compensation cost of $47.4 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.56 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
c. Accumulated other comprehensive loss
The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the nine months ended September 30, 2024 and 2023, respectively:

	Nine Months Ended September 30, 2024
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2024	$1,790	$(8,869)	$(7,079)
Other comprehensive income (loss) before reclassifications	430	918	1,348
Amounts reclassified from accumulated other comprehensive loss	(2,051)	—	(2,051)
Other comprehensive loss	(1,621)	918	(703)
Balance as of September 30, 2024	$169	$(7,951)	$(7,782)

	Nine Months Ended September 30, 2023
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2023	$(299)	$(12,519)	$(12,818)
Other comprehensive income before reclassifications	(3,122)	482	(2,640)
Amounts reclassified from accumulated other comprehensive loss	2,500	—	2,500
Other comprehensive income	(622)	482	(140)
Balance as of September 30, 2023	$(921)	$(12,037)	$(12,958)

Note 12. Contingencies
Legal proceedings
Litigation with Nano Dimension regarding Stratasys’ Rights Plan and Nano Dimension’s tender offer
On April 25, 2023, the Company was named as a defendant in an action filed by Nano Dimension Ltd., or Nano, in the Tel-Aviv District Court in which Nano sought declaratory relief declaring that Stratasys’ shareholder rights plan is both illegal and void, and also requested a court order enjoining the Company and its directors from intervening with, or hindering in any way, a tender offer that Nano at the time intended to launch to acquire Stratasys ordinary shares.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
On June 8, 2023, in its statement of defense, the Company rejected all of Nano’s claims, stating, among other things, that there was a substantial change of circumstance since Nano’s action was filed due to Stratasys’ entry into a merger agreement for the acquisition of Desktop Metal on May 25, 2023 and the launch of Nano’s tender offer on May 25, 2023. The Company argued that its rights plan is legal under Israeli law, and that due to the many flaws and unlawful conditions of Nano’s tender offer and Nano’s conduct and circumstances, The Company’s board was obligated to get involved and protect the Company and its shareholders. The Company also submitted a counterclaim to the court, seeking an order restraining Nano from completing its tender offer until certain conditions were to be fulfilled.
On July 18, 2023, in the context of an interim procedural decision, the Israeli court took the opportunity to express its preliminary view on the legality of shareholder rights plans for Israeli companies. The court indicated that it is inclined to view rights plans as permissible under Israeli law; that the adoption of a rights plan by a board should be viewed “with suspicion”; and that the board would bear the burden of proving certain matters related to the adoption of such a plan.
After Nano’s tender offer expired on July 31, 2023, on December 19, 2023, the court issued an order noting that, from the parties' written submissions, it is appropriate to rule upon one critical question: whether, under Israeli law, a Company can adopt a ‘poison pill’ (i.e., a shareholder rights plan). The court further noted that Nano should consider either amending its claim or withdrawing it and filing a new one. The court emphasized that no new evidence will be allowed and that should Nano choose to proceed with the then-current action, the only question to be considered by the court is the validity of the poison pill under Israeli law. On July 1, 2024, following a request submitted by Nano, which was unopposed by the Company, the court dismissed Nano's claim without prejudice.
Ordinary course litigation
In addition to the foregoing litigations, the Company is also a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Note 13. Restructuring costs
In August 2024, the Company announced cost savings initiatives (the “Restructuring Plan”) that includes a global workforce reduction. As a result of this restructuring plan, the Company expects $40 million of aggregate annualized cost savings. The Company anticipates this initiatives will be substantially complete by the end of 2024.
During the nine months ended September 30, 2024 the Company recorded the following activity related to the 2024 Restructuring Plan in accrued expenses and other current liabilities on the balance sheet (in thousands):

Year ended September 30, 2024
Accrued expenses and other current liabilities as of January 1, 2024	—
Restructuring charges	6,707
Cash payments	(708)
Accrued expenses and other current liabilities as of September 30, 2024	5,999
During the nine months ended September 30, 2024 the Company recognized the following restructuring charges which were expensed as follows (in thousands):

Year ended September 30, 2024
Cost of revenues	673
Research and development, net	818
Selling, general and administrative	5,216
Total restructuring charges	$6,707